UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 4)


                            FFD Financial Corporation
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                            FFD Financial Corporation
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  30243 C 10 7
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                      (CUSIP Number of Class of Securities)

                                 Trent B. Troyer
                      President and Chief Executive Officer
                            FFD Financial Corporation
                            321 North Wooster Avenue
                                Dover, Ohio 44622
                                 (330) 364-7777
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                           Terri Reyering Abare, Esq.
                       Vorys, Sater, Seymour and Pease LLP
                             Suite 2000, Atrium Two
                             221 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-4000

This statement is filed in connection with (check the appropriate box):

[_]   a.    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

[_]   b.    The filing of a registration statement under the Securities Act of
            1933.

[_]   c.    A tender offer.

[X]   d.    None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee
                            -------------------------

        Transaction valuation*                    Amount of filing fee**
--------------------------------------------------------------------------------
              $1,482,000                                 $174.44


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $174.44
                        --------------------------------------------------------

Form or Registration No.:   Schedule 13E-3 (File No. 005-48609)
                          ------------------------------------------------------

Filing Party:   FFD Financial Corporation
              ------------------------------------------------------------------

Date Filed:   May 24, 2005
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*     Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $1,482,000 of cash to be paid in lieu of issuing fractional common shares to holders of less than one common share after the proposed reverse stock split, assuming the acquisition of approximately 78,000 common shares for $19.00 per share in cash.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $1,482,000 by 0.0001177.

                                TABLE OF CONTENTS

                                                                            Page
Introduction...................................................................1
Item 15.    Additional Information.............................................1
Item 16.    Exhibits...........................................................1

                                  Introduction

      This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment No. 3") amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on May 24, 2005, by FFD Financial Corporation, an Ohio corporation ("FFD"), as amended by the Amendment No. 1 to Schedule 13E-3 filed by FFD on July 14, 2005, the Amendment No. 2 to Schedule 13E-3 filed by FFD on August 2, 2005 and the Amendment No. 3 to Schedule 13E-3 filed by FFD on August 12, 2005. This Amendment No. 3 is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13e-3 promulgated thereunder. FFD has proposed that its shareholders, at a Special Meeting of the shareholders of FFD to be held on September 20, 2005 (the "Special Meeting"), approve and adopt amendments to FFD's Articles of Incorporation, as amended, whereby (a) FFD would effect a 1-for-350 reverse stock split of the Common Shares (as such term is defined below) and, in lieu of issuing fractional shares to holders of less than one whole Common Share, shareholders holding less than 350 Common Shares immediately prior to the reverse split will receive cash in the amount of $19.00 for each pre-split Common Share and (b) immediately following the reverse stock split and the conversion of all fractional shares held by shareholders holding less than one whole Common Share after the reverse stock split into the right to receive cash in the amount of $19.00 per pre-split share, FFD would effect a 350-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split. Items (a) and (b) were presented as one proposal (the "Stock Splits").

      This Amendment No. 4 to Schedule 13E-3 is being filed as a final amendment to report that FFD's Board of Directors has determined that the proposed Stock Splits are not in the best interests of FFD and its shareholders due to substantially increased costs to complete the Stock Splits and the Stock Splits have been withdrawn from the agenda of the Special Meeting. FFD issued a press release on September 15, 2005 announcing its decision to abandon the Stock Splits.

Item 15.  Additional Information.

      (b)   Other Material Information.

      On September 15, 2005, FFD issued a press release announcing that its Board of Directors has decided to abandon the proposed Stock Splits and that the Stock Splits have been withdrawn from the agenda of the Special Meeting.

Item 16.  Exhibits.

      (a)   (i)   Press Release of FFD Financial Corporation dated September 15,
                  2005


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 15, 2005


                                    FFD FINANCIAL CORPORATION

                                    By: /s/ Trent B. Troyer
                                        ----------------------------------------
                                    Name: Trent B. Troyer
                                    Title: President and Chief Executive Officer




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

                                  EXHIBIT INDEX


Exhibit
-------

(a)(i) Press Release of FFD Financial Corporation dated September 15, 2005





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

                                 Exhibit (a)(i)
                                 --------------

September 15, 2005

FOR IMMEDIATE RELEASE:


CONTACT:
     Trent Troyer, President
     FFD Financial Corporation
     321 North Wooster Avenue
     Dover, Ohio 44622-0038
     (330) 364-7777

         FFD Financial Corporation to Abandon Going Private Transaction

DOVER, OHIO - FFD Financial Corporation, parent company of First Federal Community Bank, announced today that its Board of Directors has decided to abandon the proposed 1-for-350 reverse stock split and subsequent 350-for-1 forward stock split and withdraw them from the agenda of the Special Meeting of Shareholders of FFD scheduled for September 20, 2005.

FFD first announced on May 24, 2005, that it would seek shareholder approval of the stock splits, which would result in a "going private transaction." The purpose of the stock splits was to reduce the number of FFD's shareholders to below 300 so it could terminate the registration of its common shares with the Securities and Exchange Commission and eliminate the costs and burdens of complying with the Sarbanes-Oxley Act of 2002 and other federal securities laws applicable to public reporting companies.

In the stock splits, shareholders holding less than 350 shares would have been cashed out and would no longer be shareholders of FFD, and shareholders holding 350 or more shares would have remained shareholders holding the same number of shares after the stock splits as they did before. The Board set $19.00 as the fair price at which holders of less than 350 shares would have been cashed out. In connection with the stock splits, and as set forth in the proxy statement for the special meeting of shareholders, FFD reserved the right to abandon the stock splits if the costs of implementing the splits substantially increased or the splits were otherwise no longer in the best interests of FFD and its shareholders.

In recent weeks, large numbers of individuals have purchased lots of FFD shares in quantities less than 350. The dramatic increase in the number of shareholders holding less than 350 shares who would be cashed out in the transaction have substantially increased the costs of the stock splits, from an estimated $1.5 million to an estimated $4.5 million. Due to the substantially increased cost of effecting the stock splits, the Board has decided to withdraw the splits from the agenda of the Special Meeting. The Board concluded, in its fiduciary capacity, that the expenditure of approximately $4.5 million to complete the stock splits would not be prudent. Trent B. Troyer, the President and Chief Executive Officer of the Company commented that, "Apparent attempts to arbitrage the premium being paid to shareholders being cashed out in the stock splits dramatically increased the capital costs of the stock splits beyond a figure the Board believes it is reasonable to spend. The increased capital that would be required to complete the stock splits and its impact on the Company's financial condition are not in the best interests of the Company or its shareholders."


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

FFD Financial Corporation is traded on the NASDAQ SmallCap Market under the symbol FFDF. First Federal Community Bank has full service offices in downtown Dover, downtown New Philadelphia and on the Boulevard in Dover, and has loan production offices in Coshocton and Sugarcreek. The Corporation maintains an interactive web site at www.onlinefirstfed.com.
                        ----------------------

This release contains certain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended. FFD intends these forward-looking statements to be subject to the safe harbor created by that provision. These forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives. Our actual results may differ materially from these statements. Although we believe the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we can give no assurances that the results contemplated in these forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by FFD or by any person that the future events, plans or expectations contemplated by FFD will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.



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